1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 202 261 3158 Fax

January 4, 2016

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:   The Hartford Mutual Funds, Inc. (“HMF”), The Hartford Mutual Funds II, Inc. (“HMF II”), Hartford Series Fund, Inc. (“HSF”) and Hartford HLS Series Fund II, Inc. (“HSF II”) (collectively, the “Registrants”) (File Nos. 811-07589, 811-00558, 811-08629 and 811-04615)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me on December 22, 2015 with respect to each of HMF and HMF II’s and HSF and HSF II’s preliminary proxy statements filed on Schedule 14A (together, the “Preliminary Proxies”) on December 17, 2015.  On behalf of the Registrants, we have summarized your comments below and provided the Registrants’ responses immediately thereafter.  Capitalized terms not otherwise defined herein have the meanings attributed to such terms in the Preliminary Proxies.

1.     Comment:            In the sections of each Preliminary Proxy that discuss the portion of the costs of the proxy statement that will be borne by the Funds, please provide an estimate of the total costs of the proxy statement, including estimates of the costs associated with preparation, solicitation and mailing.

Response:            The Registrants have revised the disclosure consistent with this comment.

2.     Comment:           With respect to the “Board Considerations in Approving the New Agreement” section of Proposal 2, please provide additional information regarding the Boards’ conclusions that formed the basis for the recommendation that shareholders approve the New Agreement, in accordance with Instruction 1 to Item 22(c)(11) of Schedule 14A.

Response:            The Registrants have revised the disclosure consistent with this comment.

3.     Comment:            If shareholders approve any of Proposals 3 — 5 with regard to the Funds’ fundamental investment restrictions, please ensure that future Statements of Additional Information (“SAIs”) for the Funds explain the current limitations under applicable law in connection with any fundamental investment restriction that provides flexibility for a Fund to act in any manner permissible by the Investment Company Act of 1940, as amended, or other applicable laws.

Response:             If shareholders approve any of Proposals 3 — 5, the Registrants will include disclosure consistent with this comment in future SAIs.

4.     Comment:            If  shareholders approve Proposal 5 regarding the Funds’ fundamental investment restriction on concentration of investments in a particular industry or group of industries, please ensure that future SAIs for the Funds indicate that a Fund will take into account the investment strategies of any underlying funds in determining the Fund’s concentration.

Response:             If shareholders approve Proposal 5, the Registrants will review the investment strategies of any underlying funds and consider appropriate disclosure consistent with this comment in future SAIs.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:	Edward P. Macdonald
Michelle M. Lombardo